EXHIBIT (a)(2)

FORM OF ANNOUNCEMENT OF OFFER TO REPLACE ELIGIBLE OPTIONS

October 19, 2007

Voxware Colleagues:

We are pleased to announce that Voxware’s Offer to Replace Eligible Options (the “Offer”) is officially launching today, October 19, 2007, and will remain open until November 16, 2007 at 11:59 p.m. Eastern Time (unless we extend it).

The Offer will provide you with the opportunity to avoid the unfavorable tax consequences, under Section 409A of the Internal Revenue Code, you may otherwise incur with respect to your options eligible for replacement pursuant to the Offer. The specifics of the program are described in the Offer, a copy of which is attached.

Your eligible options will remain subject to adverse tax consequences under Section 409A until the close of the Offer and the official replacement of those options with new options on the first business day following the expiration of the Offer. Therefore, we remind you that should you exercise your existing eligible options prior to their replacement with new options, you will be solely responsible for any taxes, penalties or interest you may incur under Section 409A.

We urge you to read the Offer document and the exhibits thereto very carefully. If you have any questions regarding the Offer, you may call Janet Hoffner at 1-609-514-4100 x4126, or email them to jhoffner@voxware.com, and we will provide a prompt response.

A personalized Letter of Transmittal containing information about your eligible options and instructions for completing and returning that form, should you elect to tender your eligible options for replacement, is attached. You may submit your election at any time during the offer period, but your submitted Letter of Transmittal must be received by Voxware by 11:59 p.m. Eastern Time on November 16, 2007 in order to be effective, unless we notify you that the expiration date for the Offer has been extended. Under no circumstances will we accept late submissions.

We have designed the program to allow you the opportunity to restructure your eligible options in a manner which will avoid the unfavorable tax consequences you might otherwise incur under new Section 409A of the Internal Revenue Code. The program will also provide you with a special cash bonus if the exercise price of your new option is higher than the exercise price of your cancelled eligible option. We are pleased to be able to make the Offer available to you in recognition of the substantial contribution you have made and continue to make to the success of Voxware.